THE SOUTHERN AFRICA FUND, INC. Exhibit 77C

811-7596

The Annual Meeting of Shareholders of The Southern Africa Fund, Inc. was held on March 14, 2002. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors: Shares Voted For Withheld Authority

Class One Directors

(term expires 2005)

Dave H. Williams 2,327,929 1,278,606

Wendy N. Luhabe 2,326,808 1,279,977

Norman S. Bergel 2,326,338 1,280,197

Prof. Dennis Davis 2,355,808 1,250,727

Sam N. Montsi 2,355,808 1,250,727

Class Two Director

(term expires 2003)

John D. Carifa 2,326,388 1,280,197

2. To approve, if properly Shares Shares Voted Broker Shares presented, a stockholder Voted For Against Non-Vote Abstained proposal as described in

the Proxy Statement for

the Annual Meeting. 1,905,058 621,202 1,062,949 17,326